SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

ISLE OF CAPRI CASINOS, INC.
(Name of Issuer)

Common Stock $.01 par value per share
(Title of Class of Securities)

464 592 104
(CUSIP Number)

September 21, 2001
(Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 464592104	Page 2 of 7

1	NAMES OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

	Performance Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(See Instructions)

			(a)

			(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

NUMBER OF	5	SOLE VOTING POWER

SHARES		1,307,200

BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY

EACH	7	SOLE DISPOSITIVE POWER

REPORTING		1,307,200

PERSON	8	SHARED DISPOSITIVE POWER

WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,307,200

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	(See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		4.26% (based on 30,642,762 shares outstanding at 9/7/01)

12	TYPE OF REPORTING PERSON (See Instructions)

	PN

SCHEDULE 13G

CUSIP NO. 464592104	Page 3 of 7

1	NAMES OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

	Performance Capital II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(See Instructions)		(a)

			(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

NUMBER OF	5	SOLE VOTING POWER

SHARES		198,700

BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY

EACH	7	SOLE DISPOSITIVE POWER

REPORTING		198,700

PERSON	8	SHARED DISPOSITIVE POWER

WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	198,700

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	(See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		.65% (based on 30,642,762 shares outstanding at 9/7/01)

12	TYPE OF REPORTING PERSON (See Instructions)

	PN

SCHEDULE 13G

CUSIP NO. 464592104	Page 4 of 7

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

Performance Offshore, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(See Instructions)		(a)

(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	5	SOLE VOTING POWER

SHARES		-0-

BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY

EACH	7	SOLE DISPOSITIVE POWER

REPORTING		-0-

PERSON	8	SHARED DISPOSITIVE POWER

WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0% (based on 30,642,762 shares outstanding at 9/7/01)

12	TYPE OF REPORTING PERSON (See Instructions)

CO

SCHEDULE 13G

CUSIP NO. 464592104	Page 5 of 7

Item 1. Name of Issuer and Address

         (a)  The name of the issuer is Isle of Capri Casinos, a Delaware corporation (“ICC”).

         (b)  The principal executive offices of ICC are located at 1641 Popps Ferry Road, Biloxi, MI 39532.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number

Items 2(a), (b), (c)

         This statement on Schedule 13G (“Statement”) is filed by Performance Capital, L.P., a New York limited partnership (“PCI”), Performance Capital II, L.P., a New York limited partnership (“PCII”) and Performance Offshore, Ltd, a Cayman Islands corporation (“POL”; PCI, PCII and POL shall be referred to collectively as the “Group”; each member of the Group being hereinafter referred to individually as a “Member” and collectively as “Members”). Performance Capital, LLC, a New York limited liability company (“PCLLC”), is the sole general partner of PCI and Brian Warner is the sole manager of PCLLC. Performance Management, LLC, a New York limited liability company (“PMLLC”), is the sole general partner of PCII and Brian Warner is the sole manager of PMLLC. Performance Management Holding Corp., a Delaware corporation (“PMHC”), is the sole investment manager of POL and Brian Warner is the President and sole director of PMHC. The address of principal business office of PCI, PCII, PCLLC, PMLLC, PMHC and Brian Warner is 767 Third Avenue, 16th Floor, New York, NY 10017. The address of principal business office of POL is Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, B.W.I.

Items 2(d), (e)

         This Statement relates to the Common Stock, $.01 per value per share (the “ICC Common Stock”) of ICC. The CUSIP number for the ICC Common Stock is 464592104.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

         Not Applicable.

Item 4. Ownership

Item 4(a), (b)

         PCI owns 1,307,200 shares of ICC Common Stock, representing 4.26 % of ICC’s issued and outstanding shares (based on 30,642,762 shares outstanding at September 7, 2001). PCII owns 198,700 shares of ICC Common Stock, representing      .65 % of ICC’s issued and outstanding shares (based on 30,642,762 shares outstanding at September 7, 2001). POL owns -0- shares of ICC

SCHEDULE 13G

CUSIP NO. 464592104	Page 6 of 7

Common Stock, representing 0 % of ICC’s issued and outstanding shares (based on 30,642,762 shares outstanding at September 7, 2001).

Item 4(c)

         Each Member is the sole beneficial owner of the securities identified in subsection (a) above. PCLLC, as the sole general partner of PCI, has sole voting and dispositive power over the ICC Common Stock owned by PCI. PMLLC, as the sole general partner of PCII, has sole voting and dispositive power over the shares of ICC Common Stock owned by PCII. PMHC, as the sole investment manager of POL, has sole voting and dispositive power over the ICC Common Stock owned by POL.

Item 5. Ownership of Five Percent or Less of a Class

         PCI, PCII and POL have ceased to be the owners of more than 5% of the outstanding Common Stock of this issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8. Identification and Classfication of Members of the Group

         Not Applicable

Item 9. Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 464592104	Page 7 of 7

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2001

PERFORMANCE CAPITAL, L.P.

By: Performance Capital, LLC, General Partner

By: S/ BRIAN WARNER

Brian Warner, Manager

PERFORMANCE CAPITAL II, L.P.

By: Performance Management, LLC, General Partner

By: S/ BRIAN WARNER

Brian Warner, Manager

PERFORMANCE OFFSHORE, LTD.

By: S/ CFS COMPANY LTD.

Name: CFS Company Ltd.

Title: Director